SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): SEPTEMBER 27, 2002

SIPEX CORPORATION
(Exact name of registrant as specified in charter)

Massachusetts	000-27892	95-4249153
(State of incorporation)	(Commission file number)	(IRS Employer Identification No.)

233 South Hillview Drive, Milpitas, California	95035
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (408) 934-7500

TABLE OF CONTENTS

Item 5. Other Events.

On September 27, 2002, SIPEX Corporation (the "Registrant") sold a convertible secured note due in 2007 and a related warrant to S&F Financial Holdings Inc., an affiliate of an existing commercial partner of the Company for an aggregate cash amount of $12,000,000. The note and warrant were issued in a private placement transaction pursuant to Section 4(2) and Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The note pays a 5.75% coupon and is convertible after one year into Sipex common stock at a conversion price of $7.50 per share. Following the one year anniversary of the issuance of the note, the Company can require the conversion of the note in installments if for a period of time Sipex common stock trades at a price in excess of 150% of the conversion price of $7.50. The private placement also included a warrant to purchase 900,000 shares of Sipex common stock exercisable for a two-year period beginning on the one year anniversary of the date of issuance. The exercise price for the warrant is equal to 110% of the average closing price for the 5 days preceding the closing or $2.9458. The note is secured by a Deed of Trust on land and building at Milpitas, California. In connection with the transaction, the Registrant has agreed to register the shares sold in this transaction for resale under the Securities Act. Sipex will file a registration statement within nine months after the closing date covering the common stock issuable upon conversion of the note and exercise of the warrant.

The foregoing matters are further described in the press release issued by the Registrant on September 30, 2002, a copy of which is filed herewith as Exhibit 99.1, and is incorporated herein by reference.

Item 7. Financial Statements and Exhibits.

    (c) Exhibits

99.1   Press release of SIPEX Corporation dated September 30, 2002.

99.2   Securities Purchase Agreement dated as of September 27, 2002, by and between SIPEX Corporation and S&F Financial Holdings Inc.

99.3   SIPEX Corporation convertible secured note issued to S&F Financial Holdings Inc.

99.4   SIPEX Corporation common stock warrant issued to S&F Financial Holdings Inc.

99.5   Deed of Trust issued to S&F Financial Holdings Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIPEX CORPORATION

By /s/ Frank R. DiPietro
_____

Frank R. DiPietro
Chief Financial Officer

Dated: September 30, 2002

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press release of SIPEX Corporation dated September 30, 2002.
99.2	Securities Purchase Agreement dated as of September 27, 2002, by and between SIPEX Corporation and S&F Financial Holdings Inc.
99.3	SIPEX Corporation convertible secured note issued to S&F Financial Holdings Inc.
99.4	SIPEX Corporation common stock warrant issued to S&F Financial Holdings Inc.
99.5	Deed of Trust issued to S&F Financial Holdings Inc.